

Mail Stop 4631

January 12, 2010

<u>via U.S. mail and facsimile</u>

William G. Dorey, Chief Executive Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

> **RE: Granite Construction Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed July 30, 2009**
> **Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 001-12911**

Dear Mr. Dorey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief